UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on December 22, 2023, Chenghe Acquisition I. Co., a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with FST Corp., a Cayman Islands exempted company limited by shares (the “Company”), FST Merger Ltd., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Femco Steel Technology Co., Ltd., a company limited by shares incorporated and in existence under the laws of Taiwan (“FST”), pursuant to which the Merger Sub merged with and into SPAC with SPAC being the surviving company and as a direct, wholly owned subsidiary of the Company (the “Merger”), and SPAC changed its name to “FST Ltd.” (the “Business Combination”).

On December 27, 2024 (the “Trade Date”), the Company entered into an agreement with (i) SPAC, (ii) FST, (iii) Harraden Circle Investors, LP (“HCI”), and (iv) Harraden Circle Special Opportunities, LP (“HCSO” and, collectively with HCI, “Seller”) (the “Share Forward Agreement”) for a prepaid share forward transaction. For purposes of the Share Forward Agreement, SPAC is referred to as the “Counterparty” prior to the closing of the Business Combination, while the Company is referred to as the “Counterparty” after the closing of the Business Combination. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Share Forward Agreement.

Pursuant to the terms of the Share Forward Agreement, Seller intends, but is not obligated, to sell to the Counterparty a maximum of up to 3,000,000 Class A ordinary shares of SPAC, par value $0.0001 per share, or, as applicable after the closing of the Business Combination, ordinary shares of the Company, par value $0.0001 per share (the “Shares”) (such sale transaction is herein referred to as the “Transaction”). The initial price of the Shares for the Transaction (the “Initial Price”) is the redemption price of the Shares in accordance with the constitutive documents of the Counterparty (the “Redemption Price”). At the closing of the Business Combination (the “Prepayment Date”), the Counterparty made prepayment on the Transaction to the Seller in an amount equal to (i) the number of Shares owned by Seller on the day prior to the closing of the Business Combination multiplied by (ii) the Initial Price (“Prepayment Amount”). 100,000 Shares (the “Commitment Shares”) were settled on the Prepayment Date. Except for the Commitment Shares, the number of Shares the Seller intends to sell to the Counterparty pursuant to the Share Forward Agreement (the “Number of Shares”) would settle two (2) Exchange Business Days following the Valuation Date or Maturity Date, defined in the Share Forward Agreement as the date that is 12 months after the closing of the Business Combination.

Upon maturity, the following would occur:

●	Seller would retain an amount equal to (i) the Number of Shares multiplied by (ii) the Initial Price.

●	The Seller would retain the Maturity Consideration from the Prepayment Amount.

The Share Forward Agreement also provides for other relevant payments between the parties under certain conditions:

●	Optional Early Termination: If the Seller decides to terminate the Transaction in whole or in part with respect to any Number of Shares (such quantity, the “Terminated Shares”) on any Exchange Business Day following the closing of the Business Combination, the Seller would pay the Counterparty an amount equal to the Reset Price then in effect multiplied by the number of Terminated Shares.

●	Reimbursement of Legal Fees and Other Expenses: On the Trade Date, the Counterparty shall pay the Seller an amount equal to the reasonable and documented attorney fees and other reasonable and documented expenses related to such attorney fees incurred by Seller or its affiliates in connection with the Transaction, subject to a $25,000 cap, and expenses actually incurred in connection with the acquisition of the Shares.

Pursuant to the Share Forward Agreement, Seller waived the redemption rights set forth in Counterparty’s memorandum and articles of association in connection with the Business Combination with respect to the Shares except for any redemption following certain Additional Termination Events as set out in the Additional Termination Event section of the Share Forward Agreement.

A copy of the Share Forward Agreement is included as Exhibit 10.1 hereto and incorporated herein by reference, and the foregoing description of the Share Forward Agreement is qualified in its entirety by reference thereto.

Entry into a Material Definitive Agreement.

On January 9, 2026, the Company entered into Amendment No. 1 to the Share Forward Agreement with FST and the Seller (the “Amendment”).

The Amendment amends the Valuation Date or Maturity Date of the Transaction to be the date that is 24 months after the closing of the Business Combination. Pursuant to the Amendment, except for the said amendment, the Share Forward Agreement was ratified in all other aspects and remains in full force and effect.

A copy of the Amendment is included as Exhibit 10.2 hereto and incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Exhibits.

Number
10.1

Share Forward Agreement, dated December 27, 2024, by and among Chenghe Acquisition I. Co., FST Corp., Femco Steel Technology Co., Ltd., Harraden Circle Investors, LP, and Harraden Circle Special Opportunities, LP.

10.2	Amendment No.1 to the Share Forward Agreement, dated January 9, 2026, by and among FST Corp., Femco Steel Technology Co., Ltd., Harraden Circle Investors, LP, and Harraden Circle Special Opportunities, LP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: January 11, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer

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